Exhibit 99.1

Kenon Notifies Investors of ZIM’s Announcement of Updated 2023 Guidance

Singapore, July 12, 2023. Kenon Holdings Ltd. (NYSE:KEN, TASE:KEN) (“Kenon”) announces that ZIM Integrated Shipping Services, Ltd. (“ZIM”), an Israeli global container shipping company in which Kenon has an approximately 21% interest, has published a press release with updated guidance for 2023.

ZIM’s press release is expected to be available on ZIM’s website and the website of the U.S. Securities and Exchange Commission (SEC) (http://www.sec.gov). These websites, and any information referenced therein, are not incorporated by reference herein.

Kenon does not undertake to notify investors of publications of ZIM results or other information published by ZIM and directs investors to ZIM’s website, and other announcements by ZIM and ZIM’s filings with and submissions to the SEC for information on ZIM’s business and results of operation including its announced dates for publication of results. All information contained in ZIM’s press release is solely information of ZIM and Kenon has not participated in the preparation of such press release and takes no responsibility for the content of such press release.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include updated guidance announced by ZIM and other non-historical statements. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such guidance and other forward-looking statements, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.